Water Island Capital, LLC

41 Madison Avenue, 42nd Floor,

New York, NY 10010

June 20, 2023

VIA EDGAR

Mindy Rotter, Esq., CPA

Division of Investment Management, Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Re:	AltShares Trust (File Nos. 333-233772; 811-23475)

Dear Ms. Rotter,

The following are responses to the comments that you provided by telephone on May 25, 2023, regarding the SEC Staff’s (“Staff”) recent review of AltShares Trust’s (the “Trust”) Annual Report on Form N-CSR for the fiscal year ended May 31, 2022. Series of the Trust are referred to individually as a “Fund” and collectively as the “Funds.” Your comments and the Trust’s responses are set forth below.

1.	Comment: It appears the AltShares Merger Arbitrage ETF is managed to a custom index. Please explain in correspondence how the benchmark index has been deemed to be an appropriate broad-based securities market index for the Fund. For reference, please see Form N-1A Item 4 and Item 27.

Response: The AltShares Merger Arbitrage ETF seeks to provide investment results that closely correspond, before fees and expenses, to the performance of its underlying index, the Water Island Merger Arbitrage USD Hedged Index. Water Island Indices LLC has entered into an agreement with Solactive AG, which is not an affiliated person of the Fund, to calculate, publish and disseminate the underlying index.

The Trust confirms that, going forward and in the next update of the Fund’s registration statement, the Fund will include the ICE BofA U.S. 3-Month Treasury Bill Index as a broad-based securities market index for the Fund, and will include the underlying index as an additional index.

2.	Comment: Please confirm in correspondence that going forward, the specific number of days in the reference period will be disclosed in the footnote to the hypothetical example for comparison purposes as required by Form N-1A Item 27. This comment applies to both Funds.

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Response: The Trust confirms that going forward, with respect to each Fund, the specific number of days in the reference period will be disclosed in the footnote to the hypothetical example for comparison purposes as required by Form N-1A Item 27.

3.	Comment: The financial highlights for AltShares Event-Driven ETF notes the line item net investment income (loss) and references to footnote C for 2022. Please explain the footnote reference for this line item.

Response: The referenced footnote was included in error from a prior draft, which indicated (0.00) in the line item for amount of net investment income (loss). When the line item amount was updated to (0.02), the footnote should have been deleted. The footnote will be omitted in the future if it is not applicable.

4.	Comment: The AltShares Event-Driven ETF Statement of Operations discloses a line of credit interest expense item. The response to Item C20 on Form N-CEN filed on 8/12/22 was “No.” Please explain in correspondence what this line item represents and confirm Form N-CEN is correct.

Response: The AltShares Event-Driven ETF has adopted the performance history and assumed the financial information of its predecessor mutual fund, the Water Island Long/Short Fund. For the periods prior to September 20, 2021, which is the date the AltShares Event-Driven ETF commenced operations as an ETF, financial information shown is for the predecessor mutual fund. Prior to its conversion to an ETF, the predecessor mutual fund had a line of credit. The Statement of Operations discloses a line of credit interest expense item for expenses associated with the predecessor mutual fund’s use of a line of credit prior to its conversion to an ETF. However, since commencing operations as an ETF, the AltShares Event-Driven ETF does not have a line of credit. Accordingly, the response to Item C20 on Form N-CEN was “No.”

5.	Comment: The current prospectus for the Funds was filed in EDGAR on 10/3/22. The due date was 9/28/22. Please explain in correspondence the filing delay.

Response: The Trust is cognizant that open-end registered investment companies are required to amend their registration statements at least annually, within four months after their fiscal year end. Section 10(a)(3) of the Securities Act of 1933 requires that when a prospectus is used more than nine months after the effective date of the registration statement, the information in the prospectus must be as of a date not more than sixteen months prior to such use. The Trust notes that sixteen months from the Trust’s fiscal year end of May 31, 2021 was Friday, September 30, 2022. The Trust was delayed in submitting its updated registration statement on EDGAR until the following Monday, October 3, 2022, due to a delay in obtaining the auditor’s consent for the filing. The Trust was informed by the auditor that the delay in obtaining the consent was due to a delay in the auditor confirming that certain fees to the Public Accounting Oversight Board had been paid. The

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Trust notes that no sales of Fund shares took place from September 30, 2022 until the effective date of the registration statement amendment on October 3, 2022. The Trust will make every effort to avoid any such delay in the future.

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Fatima Sulaiman of K&L Gates LLP at (202) 778-9082.

Sincerely,

AltShares Trust

/s/ Jonathan Hickey

Name: Jonathon Hickey

Title: Chief Financial Officer and Treasurer

cc:      Fatima Sulaiman, K&L Gates LLP

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